FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     November                                            , 20     03

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No         X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cumberland Resources Ltd.

(Registrant)

Date     November, 21  2003                By /s/ "Kerry M. Curtis"

       Kerry M. Curtis, President & CEO

Listed on the Toronto Stock Exchange:CBD

News Release 03-25

November 20, 2003

#950 – 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND REPORTS THIRD QUARTER 2003 SUMMARY REPORT

CUMBERLAND RESOURCES LTD. (CBD-TSX) is pleased to report a summary of the interim report for the nine months ended September 30, 2003.

Third Quarter 2003 Highlights

•

  Approximately 21,000 metres (230 drill holes) of diamond drilling completed as part of $10.5 million 2003 work program at Meadowbank

  Drill results continued to improve the definition of resources and were in line with or exceeded expectations

  Revisions to resources are being finalized for feasibility level open pit designs and reserve classification

  Multidisciplinary engineering and environmental programs underway as part of feasibility and mine development permitting process

  $2.1 million 2003 work program completed and fully funded by WMC International Ltd. at Meliadine West and drill results are being analyzed

  Drilling at Meliadine East intersected kimberlite bodies; analysis of drill core returned insignificant diamond contents

  $34 million raised in equity private placement

Meadowbank Gold Property, Nunavut (100% interest)

The field component of the $10.5 million 2003 work program at Meadowbank was completed in September 2003.  The program included two phases of drilling totaling approximately 21,000 metres in 230 drill holes and was designed to assemble the appropriate field data necessary for completion of a feasibility study and environmental base-line data for mine development permitting.

Recent drill results continued to meet or exceed expectations and are being incorporated into an updated resource estimate.  The revised resource estimate will be used in the feasibility study for open pit designs and reserve classification.  The feasibility study is expected to be completed in the first quarter of 2004.

Increased Meadowbank gold resources were reported in April 2003 after incorporating results from the 2002 drill program.  Preliminary open pit mining studies by international mining consultants AMEC on the revised Meadowbank resource estimate expanded the open pit potential of the property with preliminary pit designs reported in late June.  The need for underground mining at the Vault deposit has been potentially eliminated or deferred (see news release NR03-08).

Meadowbank Resources* – Q2/2003

Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	15,471,000	4.66	2,318,000
Inferred	8,921,000	4.20	1,205,000

Meadowbank Preliminary Pit Designs – June 2003 (US$325/oz)

Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	14,987,000	4.65	2,240,000
Inferred	5,728,000	4.25	783,000

Note: Revised preliminary designs do not include provision for mining dilution or ramps and generate a waste to ore strip ratio of 8.5:1 Mineral resources which are not reserves do not have demonstrated economic viability.

Meliadine West Gold Property, Nunavut (22% carried to production interest)

A $2.1 million 2003 work program at Meliadine West consisting of 19 infill drill holes totaling 5,400 metres was completed and fully funded by WMC International Ltd. (WMCIL) in September 2003.  All drill holes were targeted at inferred category mineralization in the Tiriganiaq deposit.   Results are being analyzed.

On October 8, 2003, Comaplex Minerals Corp (Comaplex) announced it had closed a transaction whereby it had acquired the Canadian interest of WMCIL.  WMCIL continues to hold, subject to its obligations to Cumberland, the right to perfect a 78% interest in Meliadine West by financing 100% of the property to commercial production.  Cumberland continues to enjoy the benefits of the Meliadine Mining Venture Agreement (Meliadine Agreement) dated June 5, 1995 between WMCIL, Comaplex and Cumberland, which, among other things, includes:

•

  a completely carried to production 22% participation in Meliadine West covering all exploration and development costs to the commencement of commercial production and the cost of any production expansion thereafter;

  annual payments to Cumberland which equal $500,000 each in 2004 and 2005 and $1,500,000 each year thereafter until either production commences or the agreement is terminated;

  6% of net proceeds to Cumberland immediately upon commercial production; and

  the right of first offer, with respect to any proposed sale of a party’s interest under the Meliadine Agreement.

Meliadine East Gold Property, Nunavut (50% interest)

A $625,000 program, shared on a 50/50 joint venture basis with partner Comaplex Minerals Corp., drill tested priority targets defined by airborne geophysical surveys and till samples collected in 2002.  The 2003 diamond drilling program was completed in mid-June with kimberlite intersected in 14 of the 16 holes completed.  Drill core samples from one kimberlite body contained three microdiamonds, which are considered to be insignificant.  Diamond indicator minerals are being analyzed and, until this work is completed, no further work is proposed.

Financings

Cumberland closed a private placement of 10 million units at $3.10 per unit and one million flow through shares at $3.30 per flow through share, for gross proceeds of $34,300,000, net proceeds to Cumberland of $32,525,000.

Financial Highlights

Cumberland’s exploration costs for third quarter 2003 were $3,265,246, compared to $3,345,401 for third quarter 2002.  Exploration costs for the nine months ended September 30, 2003 increased to $9,979,984, compared to $6,772,639 for nine months ended September 30, 2002 as a result of the substantial increase in exploration, engineering and environmental studies related to feasibility activities at Meadowbank in 2003.  Exploration costs are normally higher in the second and third quarters as the Company’s drilling season usually runs from April to September.  As a result of the increase in exploration activity, Cumberland had a net loss of $10,171,892 for the nine months ended September 30, 2003, as compared to a net loss of $7,085,559 for the nine months ended September 30, 2002.  At September 30, 2003, the Company had working capital of approximately $46.6 million.

Cumberland is a mineral exploration and development company which holds interests in two of the largest undeveloped gold properties in Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).  Cumberland is well financed and is advancing the Meadowbank property to production.  The Company is currently evaluating a 10 year open pit mine plan based on a  preliminary assessment** completed in January 2002, which indicated the Meadowbank property could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life.  A feasibility study was initiated in October 2002 and is expected to be completed in early 2004.

CUMBERLAND RESOURCES LTD.

__________________________________

“Kerry M. Curtis, B.Sc., P.Geo.”

President and CEO

For further information contact:

Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

*Second quarter 2003 resource estimates are in accordance with National Instrument 43-101.  Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

**Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.